ALTERNATE LOAN RIDER 2

This rider (“Rider”) becomes a part of the policy to which it is attached (“Policy”).  If the provisions of this Rider and those of the Policy do not agree, the provisions of the Rider will apply.  Please read it carefully.  Definitions used in this Rider and in the Policy are capitalized and incorporated in the Rider provisions below.

Rider Benefit Summary — Beginning on the Alternate Loan Availability Date shown in the Policy Specifications, this Rider provides an alternate loan type (“Alternate Loan”), in addition to the existing loan type (“Standard Policy Loans”), under the Policy.  If a loan is available under the Policy, you may take a loan as a Standard Policy Loan, an Alternate Loan, or a combination of a Standard Policy Loan and an Alternate Loan, subject to the terms of the Policy and this Rider.  Unless otherwise described in this Rider, the Policy’s provisions describing the Standard Policy Loans continue to apply.

Alternate Loan — An Alternate Loan is a loan that is secured by the Designated Account Value.  At the time an Alternate Loan is taken, the Alternate Loan Value remains in the Designated Account(s), as allocated, where any  Segment Indexed Interest is credited as described in each Designated Account.  You may take more than one Alternate Loan; however, if upon taking an Alternate Loan, the Alternate Loan Value becomes greater than the Maximum Alternate Loan Available, the amount in excess of the Maximum Alternate Loan Available will be processed as a Standard Loan.

Alternate Loan Value — The Alternate Loan Value is the sum of the value of all Alternate Loans taken minus any Alternate Loan repayment(s).

Designated Account(s) — A Designated Account is an Indexed Account that we have classified as a Designated Account for the purposes of securing an Alternate Loan.  As of the Policy Date, the Designated Account(s) are shown in the Policy Specifications.  The amount you may borrow as an Alternate Loan is determined, in part, by how much of the Policy’s Accumulated Value is allocated to the Designated Account(s).  We reserve the right to make changes to the Designated Accounts at our discretion.  See Changes to Designated Accounts for additional information.

Designated Account Value — The Designated Account Value is the sum of the Segment Values for all Segments in each Designated Account.

Minimum Alternate Loan Available — We may limit the amount of each Alternate Loan to the Minimum Alternate Loan Available, if any, shown in the Policy Specifications.

Maximum Alternate Loan Available — The Maximum Alternate Loan Available is equal to the lesser of the Loan Amount Available under the Policy and (a - b - c - d - e), where:

a     =     The Designated Account Value;

b     =     Interest on the Designated Account Value calculated to the end of the current policy year at the Alternate Loan Interest Charged rate;

c      =     Interest on any existing Standard Policy Debt calculated to the end of the current policy year at the Loan Interest Charge rate;

d     =     The most recent Monthly Deduction multiplied by the number of Monthly Payment Dates remaining in the current policy year; and

e      =     Any existing Alternate Policy Debt.

Alternate Policy Debt — Alternate Policy Debt is the amount necessary to repay the Alternate Loan(s) in full.  It is equal to the Alternate Loan Value plus any accrued Alternate Loan Interest Charged.

Standard Policy Debt — Standard Policy Debt is the amount necessary to repay the Standard Policy Loan(s) in full.  It is equal to the Loan Account plus any accrued Loan Interest Charge.

Total Policy Debt — Total Policy Debt is equal to the sum of any Alternate Policy Debt and any Standard Policy Debt.

ICC20 R20ALR2

Loan Repayment — You may make loan repayments at any time prior to lapse of the Policy.  Any payment we receive from you while you have a loan is first considered a loan repayment, unless you tell us by Written Request that it is a premium payment.  Further, unless you specify otherwise by Written Request, any loan repayment will be applied toward repaying any Alternate Loan(s) first, and then will be applied toward repaying any Standard Loan(s).

Alternate Loan Interest Charged — The Alternate Loan Interest Charged accrues daily at an annual rate.  On each Policy anniversary, any such interest that has accrued and has not been paid is treated as a new Alternate Loan on that date and will bear interest at the Alternate Loan Interest Charged Rate then in effect. The Maximum Alternate Loan Interest Charged rate is shown in the Policy Specifications.  We may use a lower Alternate Loan Interest Charged rate.

CHANGES TO DESIGNATED ACCOUNTS

We reserve the right to classify additional Indexed Account as a Designated Account and to de-classifiy an existing Indexed Account as a Designated Account at any time.  Additionally, the provisions in your Policy provide us the right to add additional Indexed Accounts or to terminate one or more of the Indexed Accounts at any time.  We will notify you of any changes to the Indexed Account(s) identified as Designated Account(s).  Such notice will list all available Designated Account(s).

Declassification of a Designated Account — If an Indexed Account is declassified as a Designated Account, we will provide you notification of the change which will include the effective date of the declassification of the Designated Account.  On such date the following will apply:

1.              The Segment Value of any Segment that has not yet matured will continue to contribute to the Designated Account Value until Segment Maturity.

2.              Unless you specify by Written Request, at Segment Maturity, the Segment Maturity Value will be reallocated to the same Indexed Account.  This Indexed Account will not be considered a Designated Account and any value that is allocated to it will not contribute to the Designated Account Value.

3.              On the first Monthly Payment Date following the effective date of declassification, any Excess Alternate Loan Value will be automatically reclassified as Standard Policy Debt as described in Automatic Reclassification of Alternate Policy Debt as Standard Policy Debt.

Termination of a Designated Account — If an Indexed Account that is also a Designated Account is terminated, we will provide you notification of the change which will include the effective date of the termination of the Designated Account and information regarding the reallocation of Segment Maturity Value upon Segment Maturity.  On such date the following will apply:

1.              The Segment Value of any Segment that has not yet matured will continue to contribute to the Designated Account Value until Segment Maturity.

2.              Unless you specify otherwise by Written Request, at Segment Maturity, the Segment Maturity Value will be reallocated to another Investment Option or Account that we will identify in our notice to you.  If this Investment Option or Account is not a Designated Account, then any value that is allocated to it will not contribute to the Designated Account Value.

3.              On the first Monthly Payment Date following the effective date of termination, any Excess Alternate Loan Value will be automatically reclassified as Standard Policy Debt as described in Automatic Reclassification of Alternate Policy Debt as Standard Policy Debt.

RECLASSIFYING LOAN TYPES

Reclassifying Loan Types — You may request to reclassify all or a portion of your Alternate Policy Debt and Standard Policy Debt, as described below. Under certain circumstances, we will automatically reclassify Alternate Policy Debt as Standard Policy Debt, as described below.  Reclassifying a loan type changes the way debt is secured.  It does not create a new loan, is not a Loan Repayment, and does not cause a reduction or increase in your Total Policy Debt.

Reclassifying Standard Policy Debt as Alternate Policy Debt — All or a portion of Standard Policy Debt may be reclassified as Alternate Policy Debt, by Written Request, once in any twelve-month period; provided the Standard Policy Debt amount that is reclassified does not exceed this Rider’s Maximum Alternate Loan Available and the Policy is not in a Lockout Period.

This reclassification will reduce Standard Policy Debt  and will increase Alternate Policy Debt.  Upon reclassification, the Loan Account Value is decreased by the amount that is reclassified, and that amount is used to create a new Segment in the Designated Account(s) that you identify in your Written Request.

This reclassification is effective as described in Date of Reclassification, shown in the Policy Specifications.

Reclassifying Alternate Policy Debt as Standard Policy Debt — All or a portion of Alternate Policy Debt may be reclassified as Standard Policy Debt, by Written Request, once in any twelve-month period; provided the Alternative Policy Debt amount that is reclassified does not exceed the Policy’s maximum Loan Amount Available.

This reclassification will reduce Alternate Policy Debt as an Account Deduction and will increase Standard Policy Debt.  If this results in a decrease to the Indexed Account Value, then your Policy will enter a Lockout Period.

This reclassification is calculated and effective as described in Date of Reclassification.

Automatic Reclassification of Alternate Policy Debt as Standard Policy Debt — On each Monthly Payment Date, if the Excess Alternate Loan Value is greater than zero, we will automatically reclassify that portion of the Alternate Policy Debt that is equal to the Excess Alternate Loan Value, as Standard Policy Debt.  Automatic Reclassification of Alternate Policy Debt as Standard Policy Debt may occur more than one time in any twelve-month period and will occur even if the amount being reclassified exceeds the Policy’s maximum Loan Amount Available.

When automatic reclassification occurs, Alternate Policy Debt is reduced as an Account Deduction, and Standard Policy Debt is increased by the Excess Alternate Loan Value, described below.  Automatic Reclassification of Alternate Policy Debt as Standard Policy Debt will not cause the Policy to enter a Lockout Period.

This reclassification is effective as described in Date of Reclassification.

Excess Alternate Loan Value — Excess Alternate Loan Value is equal to [the lesser of (f - g) and h] - i, such amount not being less than zero, where:

f       =     The Accumulated Value;

g      =     The Loan Account Value, if any;

h     =     The Alternate Loan Value, and

i         =     The Designated Account Value.

EFFECT ON THE POLICY AND RIDERS

Refer to this section for a description of the effects this Rider may have on the Policy and riders attached to the Policy.  If applicable, the Policy Specifications may also contain a description of the effects this Rider may have on the Policy and certain riders attached to the Policy.

Policy Debt — Policy Debt referenced in your Policy or optional riders will be equal to Total Policy Debt as defined in this Rider, except under the provisions stated in the Policy Specifications, if any.  In those provisions, Policy Debt referenced in your Policy or optional riders will be equal to Standard Policy Debt as defined in this Rider.

Segment Maturity Value Reallocation — When there is an Alternate Loan on your Policy, reallocation of Segment Maturity Value in the Designated Account(s) at Segment Maturity is affected.  The Segment

Maturity Value of the Designated Account(s) is reallocated to the same Designated Account in which the Segment is allocated unless such Segment Maturity Value plus the value of other Segments in the Designated Account(s) exceeds (j + k + l), where:

j        =     the Alternate Policy Debt;

k     =     loan interest calculated to the end of the current policy year; and

l         =     the most recent Monthly Deduction multiplied by the number of Monthly Payment Dates remaining in the current policy year.

Upon Segment Maturity, only the excess described above is reallocated according to your Segment Maturity Value reallocation instructions on file with us.

If the same Designated Account in which the Segment is allocated is not available at Segment Maturity, the Segment Maturity Value of that Segment will be reallocated as described in Declassification of a Designated Account and Termination of a Designated Account.

Coordination with an Accelerated Death Benefit Rider — When a claim is paid under an accelerated death benefit, the Alternate Policy Debt is reduced by the Acceleration Percentage, as defined in the rider contract.

Rider Reinstatement — If the Policy lapses and is later reinstated under its Reinstatement provision, then this Rider will also be reinstated as described in the Policy except that in addition to any amount that must be paid, you must also provide sufficient premium, after reduction of to cover any Alternate Loan Interest Charged, that is due and unpaid during the Grace Period.

If there was an Alternate Loan at the time of lapse, we will not reinstate the loan.

GENERAL PROVISIONS OF THIS RIDER

Conversion — This Rider is not convertible.

Effective Date — This Rider is in effect on the Policy Date.

Rider Termination — This rider will terminate on the date the Policy ceases to be In Force.  You may not terminate this Rider by Written Request.

Effect of Additional Benefits on Rider Provisions — Your Policy may include additional benefits that were added by rider or endorsement.  These rider and endorsement forms may include provisions that replace or amend provisions in this contract.  Please read your entire Policy, including all riders and other forms carefully.

Conformity with IIPRC Standards — This Rider was approved under the authority of the IIPRC and issued under the IIPRC standards. If there is any Rider provision that is in conflict with any IIPRC standards applicable to this Rider when this Rider was issued, the provision is amended to conform to that standard. Any such amendment is effective on the Effective Date.

Signed for Pacific Life Insurance Company,

Chairman, President and Chief Executive Officer	Secretary

[www.PacificLife.com]              [(800) 347-7787]